Buenos Aires, Argentina, May 16, 2008

TO: The Securities and Exchange Commission

RE: Relevant Information

Dear Sirs,

Following the presentations made by MetroGAS S.A. ("MetroGAS") today before the Argentine National Securities Commission (CNV) and the Buenos Aires Stock Exchange (BASE), we are writing to you in order to inform you that we received today from Gas Argentino S.A, the following statement:

"Gas Argentino S.A. (the "Company") informs that, on May 15, 2008, it has received a letter from Marathon Master Fund Ltd. and Marathon Special Opportunity Master Fund Ltd. Marathon) stating their willingness to terminate the Restructuring Agreement (the "Restructuring Agreement") dated December 7, 2005, and signed between Gas Argentino S.A., BG Inversiones Argentina S.A., YPF Inversora Energética S.A., Ashmore Emerging Markets Debt Fund, Asset Holder PCC Limited Re Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Global Special Situations Fund Limited and Marathon, whom jointly with Ashmore Energy International Limited (currently denominated AEI), contemplated the restructuring of the Company's total financial indebtedness.

Marathon is exercising the power as set forth in said Agreement, which stated that any holder of the Company's financial indebtedness would be able to terminate the agreement if certain precedent conditions were not carried out, among them, the granting of the regulatory approvals of the ENARGAS and the National Antitrust Committee (Comisión Nacional de Defensa de la Competencia - "CNDC") within a certain deadline, already due. The ENARGAS has granted the corresponding authorization, while CNDC's authorization is still pending.

Said termination, as provided in the Restructuring Agreement, starts on May 19, 2008.

As a consequence of the above-mentioned, the Company is evaluating the steps to be taken."

Magdalena Gonzalez Garaño

Market Relations Representative

MetroGAS, which listed its ADS's on the New York Stock Exchange and Buenos Aires Stock Exchange in November 1994, is the largest of the eight gas distribution companies that began operations in December 1992 upon the privatization of Gas del Estado, Argentina's state-owned gas transportation and distribution company. MetroGAS currently accounts for approximately 27.7% of the gas delivered by the distribution companies and has over 2.0 million customers in its service area, which encompasses Federal Capital and southern and eastern greater metropolitan Buenos Aires, a densely populated area with major dual-fuel electric power plants and industrial and commercial users of natural gas. MetroGAS has an exclusive 35-year license to distribute gas in this service area. BG International Ltd. is the technical operator of MetroGAS.